EXHIBIT 21.1

Subsidiaries of Edgewater Technology, Inc. as of December 31, 2005. Edgewater Technology, Inc. owns one hundred percent (100%) of the issued and outstanding shares of each of the following subsidiaries.

Subsidiary	State or Country of Origin
Edgewater Technology (Delaware), Inc.	Delaware, USA
Edgewater Technology (Europe) Limited	United Kingdom
Edgewater Technology Securities Corp.	Massachusetts, USA
Edgewater Technology (Virginia), Inc.	Virginia, USA
Edgewater Technology-Ranzal, Inc.	Delaware, USA